Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

May 5, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 12155
SMid Earnings Leaders Portfolio, Series 1
(the “Trust”)
CIK No. 2054535 File No. 333-286076

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the use of the term “SMid” in the name of the Trust, which is a term that suggests a type of investment that requires an 80% policy with respect to investments in the securities of small and/or mid capitalization companies per Rule 35d-1.

Response:Pursuant to the Staff’s comment, the following disclosure will be added to the “Objective” section of the prospectus:

“Under normal circumstances, the Trust will invest at least 80% of its assets in small and/or mid-capitalization companies.”

2.The Staff notes the following disclosure in the “Objective” section, “The Sponsor expects Earnings Leaders to be profitable in the current and next two fiscal years and to grow earnings by at least 15% in each of the next two fiscal years.” Please clarify whether the term “fiscal years” refers to each company’s respective fiscal year or the Trust’s fiscal year?

Response:Pursuant to the Staff’s comment, the above-referenced disclosure will be revised as follows:

“The Sponsor expects Earnings Leaders to be profitable in their current and next two fiscal years and to grow earnings by at least 15% in each of their next two fiscal years.”

3.The Staff notes the following disclosure in the second paragraph, labeled “Identify the Universe,” of the “Portfolio Selection Process” section, “We begin with U.S. stocks that are liquid and currently profitable that have a trailing 3- month average daily trading volume of $5 million.” Please clarify how the trust determines which U.S. stocks are currently profitable.

Response:Pursuant to the Staff’s comment, the above-referenced disclosure will be revised as follows:

“We begin with U.S. stocks that are liquid and currently profitable that have a trailing 3-month average daily trading volume of $5 million. U.S. stocks are considered to be currently profitable if they have a trailing 12-month net income attributable to common shareholders excluding extraordinary items greater than zero.”

4.The Staff notes the following disclosure in the second paragraph, labeled “Identify the Universe,” of the “Portfolio Selection Process” section, “We then eliminate the largest 500 companies from the universe.” Please consider revising to clarify that the collection of stocks resulting from the removal of the largest 500 companies is a universe of small and/or mid capitalization companies or otherwise clarify in some way what is considered a small and/or mid capitalization company.

Response:Pursuant to the Staff’s comment, the following disclosure will be added to the “Objective” section of the prospectus:

“The Sponsor considers all the companies in the selection universe, minus the largest 500 companies, to be small and/or mid capitalization companies for the purpose of the Trust’s 80% policy.”

5.The Staff notes the following disclosure in the second paragraph, labeled “Screen for Growth,” of the “Portfolio Selection Process” section, “Next, we screen those companies that are projected by Capital IQ to have greater than 15% year-over-year earnings growth in each of the next two fiscal years.” Please explain who or what the term “Capital IQ” refers to.

Response:Pursuant to the Staff’s comment, the above-referenced disclosure will be revised as follows:

“Next, we screen those companies that are projected by S&P’s Capital IQ research platform to have greater than 15% year-over-year earnings growth in each of the next two fiscal years.”

6.The Staff notes the following disclosure in the second paragraph, labeled “Select the Portfolio,” of the “Portfolio Selection Process” section, “Each Global Industry Classification Standard (“GICS”) sector represented in the portfolio is constrained to a 40% maximum weight.” Please consider revising to clarify, if true, that while the final portfolio is limited to a maximum weight of 40% from each GICS sector, that there is no requirement that the portfolio includes stocks from any particular GICS sector.

Response:Pursuant to the Staff’s comment, the above-referenced disclosure will be revised as follows:

“Each Global Industry Classification Standard (“GICS”) sector represented in the portfolio is constrained to a 40% maximum weight, but not all sectors will necessarily be represented in the portfolio.”

Risk Factors

7.If the final portfolio is concentrated in a particular industry or group of industries to specify and include related risks as appropriate including like general concentration risk.

Response:The Trust confirms that appropriate disclosure will be added to the Trust’s prospectus if, based on the final portfolio, the Trust is concentrated in any particular industry or group of industries.

8.The Staff notes the following disclosure in the Market Risk, “The Federal Reserve has recently lowered interest rates and may continue to do so in the future.” Please review the current disclosure in light of recent developments and indications from Federal Reserve officials that interest rates will hold steady in 2025.

Response:The Trust has considered the Staff’s comment and respectfully declines to revise the disclosure as it believes the disclosure as currently stated is accurate and appropriate for investor comprehension.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon